SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

P.E. June 25, 2002

GRUPO ELEKTRA, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

1-13200
(Commission File Number)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F _X_ Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____ No _X_

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

GRUPO ELEKTRA, S.A de C.V.
(Registrant)

By: ______________________________
Alvaro Rodríguez Arregui.
Chief Financial Officer

Dated: June 25, 2002.

GRUPO ELEKTRA NAMES LUIS NIÑO DE RIVERA VICE CHAIRMAN OF THE BANCO AZTECA BOARD OF DIRECTORS

MEXICO CITY, June 25 -- Grupo Elektra S.A. de C.V. (BMV: Elektra, NYSE:EKT), Latin America's leading specialty retailer and consumer finance company, today named Luis Niño de Rivera Lajous, Vice Chairman of the Board of Directors for the company's newly formed banking operations.

One of Mexico's pre-eminent banking figures, Mr. Niño de Rivera joins Grupo Elektra from Dresdner Bank Mexico where he was President and Chief Executive Officer since April 1996. He also served as Chairman of the Board of the German Group's pension fund company, Afore Allianz Dresdner, as well as a Board member of the Mexico Private Equity Fund.

Commenting on the appointment, Javier Sarro, Grupo Elektra's CEO, said: "We are very fortunate to have attracted someone from the Mexican banking community with Mr. Niño de Rivera's matchless reputation, experience, and expertise. He will be an invaluable addition to our team and will be able to help us build the nation's newest bank into the preferred financial institution of the mass market in Mexico."

Mr. Niño de Rivera added: "I have followed Grupo Elektra's notable success throughout the years. This success has been built upon their ability to provide credit to the medium to lower income segments of the Mexican population. It is exciting to be part of the founding team of such a great project, and a wonderful opportunity to take advantage of Grupo Elektra's experience and knowledge to help build a bank dedicated to this underserved segment of our country."

Mr. Niño de Rivera will be responsible for relations with the banking authorities and the financial services industry. He will also chair the internal committees dedicated to risk management, money laundering prevention, and asset and liability management, and will participate in the design and the implementation of the bank's business strategy.

Banco Azteca is currently dedicated to the fine-tuning of its business plan and to obtaining the certification of the authorities to start operations. It plans to open its doors to the public during the first quarter of 2003.

Just prior to joining Dresdner Bank Mexico in I996, Mr. Niño de Rivera was CEO and a Board member of Factoring Corporativo and Arrendadora Financiera Mexicana. He also previously held senior management positions with many notable banks including Banca Confia, Citibank New York, Citibank Panama, and Citibank Mexico. In 1989, he served briefly as Chief Financial Officer of the National Popular Housing Fund, followed by a three-year period as a partner in the global consulting firm, Booz Allen & Hamilton. He began his career in 1974 at Citibank as an account executive in the World Corporation Group.

Mr. Niño de Rivera holds a Bachelor of Business Administration degree from Indiana University and a Masters degree in International Business Administration and International Politics from New York University.

Grupo Elektra – Tradition with Vision

Grupo Elektra is Latin America's leading specialty retailer and consumer finance company. Grupo Elektra sells goods and services through its *Elektra, Salinas y Rocha, and THE ONE* stores and over the Internet. The Group operates almost 1,000 stores in Mexico and five other countries in Latin America, as well as its virtual stores, offering household appliances, furniture, and clothing. Financial services include consumer credit, money transfers, extended warranties, servicing of home mortgages, and savings accounts. To learn more about Grupo Elektra, please visit our website at www.grupoelektra.com.mx.

Investor and Press Inquiries:

Bernardo Bouffier
Investor Relations
Grupo Elektra S.A de C.V,
Tel. (5255) 5629 9333
Fax. (5255) 5629 9234
bbouffier@elektra.com.mx

Esteban Galíndez, CFA
Director of Investor Relations
Grupo Elektra, S.A. de C.V.
Tel. (5255) 5629 9333
Fax. (5255) 5629 9234
egalindez@elektra.com.mx

Elric Martinez
The Dilenschneider Group
New York
Tel. (212) 922 0900
emartinez@dgi-nyc.com

www.grupoelektra.com.mx